Product supplement no. 1-I                 Registration Statement No. 333-130051
To prospectus dated December 1, 2005 and                  Dated December 1, 2005
prospectus supplement dated December 1, 2005                      Rule 424(b)(3)

JPMorgan Chase [Logo]

JPMorgan Chase & Co.
Principal Protected Notes Linked to the Dow Jones - AIG Commodity Index(SM)

General
-------

o JPMorgan Chase & Co. may offer and sell principal protected notes linked to the Dow Jones - AIG Commodity Index(SM) from time to time. This product supplement no. 1-I describes terms that will apply generally to the principal protected notes and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement shall control.

o     The notes are the senior unsecured obligations of JPMorgan Chase & Co.

o Payment is linked to the Dow Jones - AIG Commodity Index(SM) as described below.

o     Full principal protection if the notes are held to maturity.

o     Cash payment at maturity of principal plus the Additional Amount.

o The Additional Amount will depend on the Index Return and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified, the Additional Amount per $1,000 principal amount note will equal (A) $1,000 x the Index Return x the Participation Rate, but will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable, or (B) an amount calculated according to the formula in clause A, unless the Index closing level exceeds a specified level (which we refer to as the Knock-Out Level) on one of the trading days specified in the relevant terms supplement, in which case the Additional Amount will equal $1,000 x the Knock-Out Rate, or (C) if the Ending Index Level is greater than or equal to the Initial Index Level, a fixed amount specified in the relevant terms supplement (which amount we refer to as the Fixed Payment) and otherwise zero (or the Minimum Return, if applicable).

o In addition to a cash payment at maturity of principal plus the Additional Amount, if any, the notes may pay interest prior to maturity, as specified in the relevant terms supplement.

o For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-26.

o Minimum denominations of $1,000 and integral multiples in excess thereof, unless otherwise specified in the relevant terms supplement.

o Investing in the notes is not equivalent to investing in the Index, the futures contracts underlying the Index or any of the commodities underlying the Index.

o The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms
---------

Index:                  Dow Jones - AIG Commodity Index(SM) (the "Index")

Payment at Maturity:    At maturity, you will receive a cash payment for each
                        $1,000 principal amount note of $1,000 plus the Additional Amount, which may be zero (or equal to the Minimum Return, if applicable).

Additional Amount       For notes with neither a Knock-Out Level nor Fixed
(Notes with neither a   Payment, the Additional Amount per $1,000 principal
Knock-Out Level nor a   amount note paid at maturity will equal $1,000 x the
Fixed Payment):         Index Return x the Participation Rate; provided that the
                        Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

Additional Amount       For notes with a Knock-Out Level, the Additional Amount
(Notes with a           per $1,000 principal amount note paid at maturity will
Knock-Out Level):       equal:
                        (1)   If the Index closing level is less than the
                              Knock-Out Level on each of the trading days specified in the relevant terms supplement, $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

                        (2) If the Index closing level is greater than or equal to the Knock-Out Level on any of the trading days specified in the relevant terms supplement, which we refer to as a Knock-Out Event, $1,000 x the Knock-Out Rate.

Additional Amount       For notes with a Fixed Payment, the Additional Amount
(Notes with a           per $1,000 principal amount note paid at maturity will
Fixed Payment):         equal:
                        (1)   If the Ending Index Level is greater than or equal
                              to the Initial Index Level, an amount specified in the relevant terms supplement.

                        (2) If the Ending Index Level is less than the Initial Index Level, zero (or the Minimum Return, if applicable).

Minimum Return:         If applicable, then the Additional Amount will equal at
                        least the amount specified as the Minimum Return in the relevant terms supplement.

Maximum Return          If applicable, then the Additional Amount will equal no
                        more than the amount specified as the Maximum Return in the relevant terms supplement.

Other Terms:            If applicable, the Participation Rate, Knock-Out Level,
                        Knock-Out Rate, Knock-Out Event, Fixed Payment, Interest
                        Rate, Interest Period, Interest Determination Dates and/or Interest Payment Date(s) will be set forth in the relevant terms supplement.

Index Return:           Unless otherwise specified in the relevant terms
                        supplement:

                                Ending Index Level - Initial Index Level
                                ----------------------------------------
                                           Initial Index Level

Initial Index Level:    The Index closing level on the pricing date, or such
                        other date or dates as specified in the applicable terms supplement.

Ending Index Level:     The Index closing level on the Observation Date or the
                        arithmetic average of the Index closing levels on each of the Averaging Dates, or such other date or dates as specified in the relevant terms supplement.

Index Valuation Dates:  The Index closing level will be calculated on a single date, which we refer to as an Observation Date, or on several dates, each of which we refer to as an Averaging Date, as specified in the relevant terms supplement. We refer to such dates generally as Index Valuation Dates in this product supplement. For notes with a Knock-Out Level, the relevant terms supplement may specify any trading day during the term of the notes as an Index Valuation Date. Any Index Valuation Date is subject to postponement in the event of a market disruption event and as described under "General Terms of the Notes -- Payment at Maturity."

Maturity Date:          As specified in the relevant terms supplement. The
                        maturity date of the notes is subject to postponement in the event of a market disruption event and as described under "General Terms of the Notes -- Payment at
                        Maturity."

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 1-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

                                    JPMorgan

December 1, 2005

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 1-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 1-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 1-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 1-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agent shall have any responsibility therefor.

The notes are not and will not be authorized by the Comision Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

The notes have not been and will not be registered with the "Comissao de Valores Mobiliarios" - the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction no 400, dated December 29, 2003, as amended from time to time.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 1-I or the accompanying prospectus supplement, prospectus or terms supplement may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 1-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

                                TABLE OF CONTENTS

                                                                           Page
Description of Notes ..................................................    PS-1
Risk Factors ..........................................................    PS-5
Use of Proceeds .......................................................   PS-12
The Dow Jones - AIG Commodity Index(SM)................................   PS-13
General Terms of the Notes ............................................   PS-23
Certain U.S. Federal Income Tax Consequences ..........................   PS-26
Underwriting ..........................................................   PS-30
Benefit Plan Investor Considerations ..................................   PS-32

      In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 1-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 1-I and with respect to JPMorgan Chase & Co. We have not authorized anyone to give you any additional or different information. The information in the relevant terms supplement, this product supplement no. 1-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

      The notes described in the relevant terms supplement and this product supplement no. 1-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which should be discussed with your professional advisers. You should be aware that the regulations of the National Association of Securities Dealers, Inc. and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 1-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

      In this product supplement no. 1-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

                              DESCRIPTION OF NOTES

      The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 1-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Principal Protected Notes Linked to the Dow Jones - AIG Commodity Index(SM).

General

      The Principal Protected Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the Dow Jones - AIG Commodity Index(SM). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

      Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at maturity. Instead, at maturity you will receive a payment in cash, the amount of which will vary depending upon the performance of the Index over the term of the notes, calculated in accordance with the applicable formula as set out below. We will pay you at maturity at least the principal amount of $1,000 for each $1,000 principal amount note and, if specified in the relevant terms supplement, accrued and unpaid interest.

      The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

      The notes are our unsecured and unsubordinated obligations and will rank pari passu with all of our other unsecured and unsubordinated obligations.

      The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of DTC or its nominee, as described under "Description of Notes -- Forms of Notes" in the prospectus supplement and "Forms of Securities -- Global Securities" in the prospectus.

      The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 1-I. The terms described in that document supplement those described here and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described here or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement shall control.

Payment at Maturity

      The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if the final Index Valuation Date is postponed as described below. We will specify, if applicable, the Participation Rate, Minimum Return, Maximum Return, Knock-Out Level, Knock-Out Rate and Fixed Payment and the applicable terms of any such Minimum Return, Maximum Return, Knock-Out Level or Fixed Payment in the relevant terms supplement.

      Your return on the notes will be linked to the performance during the life of the notes of the Dow Jones - AIG Commodity Index(SM).

      At maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus the Additional Amount as described below, which amount may be zero unless a Minimum Return applies. You will not receive less than $1,000 for each $1,000 principal amount note if you hold the notes to maturity.

      For notes with neither a Knock-Out Level nor a Fixed Payment, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal $1,000 x the Index Return x the Participation Rate, but will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable.

      The "Participation Rate" will be a percentage, which may be more or less than 100%, as specified in the relevant terms supplement.

      The "Minimum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

      The "Maximum Return" will be a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

      For notes with a Knock-Out Level, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal:

(1) if the Index closing level is less than the Knock-Out Level on each of the trading days specified in the relevant terms supplement, $1,000 x the Index Return x the Participation Rate; provided that the Additional Amount will not be less than zero (or the Minimum Return, if applicable) or greater than the Maximum Return, if applicable; or

(2) if the Index closing level is greater than or equal to the Knock-Out Level on any of the trading days specified by the relevant terms supplement, which we refer to as a "Knock-Out Event," $1,000 x the Knock-Out Rate.

      The "Knock-Out Level" will be a percentage of the Initial Index Level or a fixed level of the Index as specified in the relevant terms supplement.

      The "Knock-Out Rate" will be a percentage as specified in the relevant terms supplement.

      A "Knock-Out Event" occurs when the Index closing level is greater than or equal to the Knock-Out Level on any of the trading days specified in the relevant terms supplement. For example, the terms supplement may specify a single Index Valuation Date as the only trading day on which a Knock-Out Event can occur, or the terms supplement may specify that a Knock-Out Event can occur on any trading day during the term of the notes.

      For notes with a Fixed Payment, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal:

(1) if the Ending Index Level is greater than or equal to the Initial Index Level, the Fixed Payment; or

(2) if the Ending Index Level is less than the Initial Index Level, zero (or the Minimum Return, if applicable).

      The "Fixed Payment" is a fixed dollar amount per $1,000 principal amount note as specified in the relevant terms supplement.

      The "Index Return," as calculated by the calculation agent, is the percentage change in the closing level of the Index calculated by comparing the Index closing level on the Observation Date, or the arithmetic average of the Index closing level on each of the Averaging Dates, or such other date or dates as specified in the applicable terms supplement (the "Ending Index Level"), to the Index closing level on the pricing date (the "Initial Index Level"). The relevant terms supplement will specify the Initial Index Level and the manner in which the Ending Index Level is determined. The Index Return, unless otherwise specified in the applicable terms supplement, is calculated as follows:

                      Ending Index Level - Initial Index Level
      Index Return = ------------------------------------------
                              Initial Index Level

      The "Index closing level" on any trading day will equal either (a) the final Index level of the Index or any successor index (as defined below) for the applicable trading day published by Dow Jones & Company, Inc. ("Dow Jones") (as described under "The Dow Jones - AIG Commodity Index(SM) -- Calculations") or
(b) the closing level of the successor index or alternative calculation of the Index (as described under "The Dow Jones - AIG Commodity Index(SM) -- Discontinuation of the Dow Jones - AIG Commodity Index(SM); Alteration of Method of Calculation") at the regular official weekday close of the relevant exchange or market of the Index or successor index last to close on the applicable trading day.

      A "trading day" is a day, as determined by the calculation agent, on which
(i) the Index or any successor index is calculated and (ii) futures contracts constituting more than 80% of the value of the Index on such day are capable of being traded on their relevant exchanges during the one-half hour before the determination of the closing level of the Index.

      The Index Valuation Date(s) will be specified in the applicable terms supplement and any such date is subject to adjustment as described below. If an Index Valuation Date is not a trading day or if there is a market disruption event on such day, the applicable Index Valuation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred; provided that the Index closing level for an Index Valuation Date will not be determined on a date later than the tenth scheduled trading day after the final Index Valuation Date, and if such day is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the Index closing level on such date in accordance with the formula for and method of calculating such Index closing level last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, the calculation agent's good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled trading day of each futures contract most recently constituting the Index.

      The maturity date will be specified in the applicable terms supplement. If, due to a market disruption event or otherwise, the final Index Valuation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following that final Index Valuation Date, as postponed, unless otherwise specified in the applicable terms supplement. We describe market disruption events under "General Terms of the Notes--Market Disruption Events."

      We will irrevocably deposit with The Depository Trust Company ("DTC") no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the interest payment dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

      A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law or regulation or executive order to close or a day on which transactions in dollars are not conducted.

      Subject to the foregoing and to applicable law (including, without limitation, United States federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in open market or by private agreement.

Fixed Rate Interest Payments

      If the relevant terms supplement specifies that the notes will bear interest, the notes will bear interest at the rate per annum as specified in such terms supplement, as the case may be. Under these circumstances, interest will accrue from the issuance date of the notes to but excluding the maturity date. Interest will be paid in arrears on each date specified in the relevant terms supplement (each such date an "interest payment date") to and including the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that interest payment date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. Interest on the notes will be calculated based on a 360-day year of twelve 30-day months, unless otherwise specified in the relevant terms supplement. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest payment period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, and no additional interest will accrue or be payable.

                                  RISK FACTORS

      Your investment in the notes will involve certain risks. The notes may not pay interest or guarantee any return on principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly in the Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.

The notes differ from conventional debt securities.

      The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that we may not pay interest on the notes or, if we do pay interest, a significant portion of your total payment at maturity may be based on the performance of the Index rather than the interest rate we will pay you. Where the relevant terms supplement does not provide for interest payments, if the Ending Index Level does not exceed, or in certain cases, equal, the Initial Index Level, and if the Index closing level is less than the Knock-Out Level, if any, on each of the trading days specified in the relevant terms supplement, at maturity you will receive only $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the principal amount of each note (plus the Minimum Return, if any) will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The notes may not pay more than the principal amount, and accrued and unpaid interest, if applicable, at maturity.

      If the Ending Index Level is less than, or, in certain cases, equal to the Initial Index Level, and the Index closing level is less than the Knock-Out Level, if any, on all of the trading days specified in the relevant terms supplement, you will receive only the applicable interest payments, if any, set forth in the terms supplement and $1,000 (plus the Minimum Return, if any) for each $1,000 principal amount note you hold at maturity. This will be true even if the value of the Index was higher than the Initial Index Level at some time during the life of the notes but later fell below the Initial Index Level. Because the notes may accrue interest at an interest rate lower than that payable for other debt securities issued by us with a comparable maturity, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity. This return may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.


The appreciation potential of the notes will be limited by the Knock-Out Level, if applicable.

      If the notes have a Knock-Out Level, the appreciation potential of the notes is limited by the Knock-Out Level and the corresponding maximum Index Return. For example, if the Knock-Out Level equals 125% of the Initial Index Level, the appreciation potential of the notes is limited to 24.99%. Once the Index closing level equals or exceeds the Knock-Out Level, the appreciation potential of the notes is limited to the Knock-Out Rate, even if the Index Return is greater than the Knock-Out Rate. For notes with a Knock-Out Level, if the Index closing level is greater than or equal to the Knock-Out Level on any trading day specified in the relevant terms supplement, the return on the notes will equal the Knock-Out Rate multiplied by the principal amount of the notes and will not be determined by reference to the Index Return. This return may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time. Therefore your return may be less than the return you would have otherwise received if you had invested directly in the Index, the futures contracts underlying the Index or the commodities underlying the Index. Under these circumstances, your return will not reflect any potential increase in the Ending Index Level, as compared to the Initial Index Level, of greater than the Knock-Out Rate.

The appreciation potential of the notes will be limited by the Fixed Payment, if applicable.

      If the notes have a Fixed Payment, the appreciation potential of the notes is limited to the appreciation represented by such Fixed Payment, even if the appreciation in the Index would, but for the Fixed Payment, result in the payment of a greater Additional Amount at maturity. If the Ending Index Level is greater than or equal to the Initial Index Level, the return on the notes will equal the Fixed Payment and will not be determined by reference to the Index Return. This return will be limited regardless of the appreciation of the Index, which may be significant. Therefore, under certain circumstances, your return may be less than the return you would have otherwise received if you had invested directly in the Index, the futures contracts underlying the Index or the commodities underlying the Index.

The appreciation potential of the notes will be limited by the Maximum Return, if applicable.

      If the notes have a Maximum Return, the appreciation potential of the notes is limited to the fixed dollar amount per $1,000 principal amount note specified in the applicable terms supplement as the Maximum Return. The Additional Amount will equal no more than the Maximum Return. Accordingly, the appreciation potential of the notes will be limited to the Maximum Return even if the Additional Amount calculated with reference to the Index Return and Participation Rate would be greater than the Maximum Return.


The Ending Index Level may be less than the Index level at other times during the term of the notes.

      Because the Ending Index Level is calculated based on the Index closing level on one or more Index Valuation dates near the end of the term of the notes, the level of the Index at various other times during the term of the notes could be higher than the Ending Index Level. This difference could be particularly large if there is a significant increase in the level of the Index after Index Valuation Dates or if there is a significant decrease in the level of the Index during the latter portion of the term of the notes or if there is significant volatility in the Index level during the term of the notes (especially on dates near the Index Valuation date(s)). For example, if the Index levels steadily increase during the initial term of the notes and then steadily decrease back to the Initial Index Level, the Ending Index Level may be significantly less than if it were calculated on a date earlier than the Index Valuation date(s). Under these circumstances, you may receive a lower payment at maturity than you would have received if you had invested in the Index, the futures contracts underlying the Index or the commodities underlying the Index.

You will not have rights in the exchange-traded futures contracts on the Index Commodities.

      As an owner of the notes, you will not have any rights that holders of the exchange-traded futures contracts on the Index Commodities may have.

If the Participation Rate is less than 100%, the Additional Amount will be limited by the Participation Rate.

      If the Ending Index Level exceeds the Initial Index Level, the Additional Amount you receive at maturity will equal only a percentage, as specified in the relevant terms supplement, of the Index performance above the Initial Index Level. Under these circumstances, the Additional Amount you receive at maturity will not fully reflect the performance of the Index.

The notes are designed to be held to maturity.

      The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity may be at a substantial discount from the principal amount of the notes, even in cases where the Index has appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

      Unless otherwise specified in the relevant term supplement, the notes will not be listed on an organized securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

      J.P. Morgan Securities Inc. may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which J.P. Morgan Securities Inc. is willing to buy the notes. If at any time J.P. Morgan Securities Inc. does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

      Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Index on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Index. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

      o     the expected volatility in the Index;

      o     the time to maturity of the notes;

      o the market price of the physical commodities upon which the futures contracts that compose the Index are based (the "Index Commodities") or the exchange-traded futures contracts on the Index Commodities;

      o     interest and yield rates in the market generally;

      o economic, financial, political, regulatory, geographical, agricultural, meteorological or judicial events that affect the commodities underlying the Index or markets generally and which may affect the Index closing level on any Index Valuation Date or the Ending Index Level; and

      o     our creditworthiness.

      You cannot predict the future performance of the Index based on its historical performance. The Ending Index Level may be flat or negative as compared to the Initial Index Level, in which event you will only receive the principal amount of your notes at maturity unless the relevant terms supplement provides for interest payments or includes a Knock-Out feature.

Suspension or disruptions of market trading in the commodity and related futures markets may adversely affect the value of the notes.

      The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

Index calculation disruption events may require an adjustment to the calculation of the Index.

      At any time during the term of the notes, the daily calculation of the Index may be adjusted in the event that AIG International Inc. ("AIGI") determines that any of the following index calculation disruption events exists: the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day; the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day's settlement price; the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or, with respect to any futures contract used in the calculation of the Index that trades on the London Metal Exchange (the "LME"), a business day on which the LME is not open for trading. Any such index calculation disruption events may have an adverse impact on the value of the Index or the manner in which it is calculated. See "The Dow Jones - AIG Commodity Index(SM) -- Index Calculation Disruption Events" on page PS-19.

The inclusion in the original issue price of the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

      While the payment at maturity will be based on the full principal amount of your notes as described in the applicable terms supplement, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. Such cost includes our affiliates' expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which J.P. Morgan Securities Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by J.P. Morgan Securities Inc., as a result of such compensation or other transaction costs.

AIG International Inc. may be required to replace a designated contract if the existing futures contract is terminated or replaced.

      A futures contract known as a "Designated Contract" has been selected as the reference contract for most of the commodities included in the Index. See "The Dow Jones - AIG Commodity Index(SM)--Designated Contracts for Each Commodity" on page PS-15. Data concerning this Designated Contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced by an exchange, a comparable futures contract, if available, would be selected by the Dow Jones - AIG Commodity Index(SM) Oversight Committee to replace that Designated Contract. The termination or replacement of any Designated Contract may have an adverse impact on the value of the Index.

We or our affiliates may have adverse economic interests to the holders of the notes.

      J.P. Morgan Securities Inc. and other affiliates of ours trade futures contracts and options on futures contracts related to the Index Commodities on a regular basis, for their accounts and for other accounts under their management. J.P. Morgan Securities Inc. and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments linked to the Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Index and, accordingly, could affect the value of the notes and any Additional Amount payable to you at maturity.

      In the course of our business, we or our affiliates may acquire non-public information about the Index, the futures contracts underlying the Index and the Index Commodities, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the Index, the Index Commodities or the Designated Contracts. Any prospective purchaser of notes should undertake an independent investigation of the Index, the futures contracts underlying the Index, the Index Commodities and the related Designated Contracts as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

      Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Index, the futures contracts underlying the Index or the commodities underlying the Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

      We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

      J.P. Morgan Securities Inc., one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Ending Index Level, the Index Return, the Additional Amount, if any, we will pay you at maturity and the Index closing level, as well as, if applicable, whether a Knock-Out Event has occurred (for notes with a Knock-Out feature), whether the Ending Index Level is equal to or greater than the Initial Index Level and the amount of interest payable, if any, on any interest payment date. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued, whether there has been a material change in the method of calculation of the Index and, if the notes bear interest, whether a day is an interest payment date. In performing these duties, J.P. Morgan Securities Inc. may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where J.P. Morgan Securities Inc., as the calculation agent, is entitled to exercise discretion.

Commodity prices may change unpredictably, affecting the Index level and the value of your notes in unforeseeable ways.

      Trading in futures contracts associated with the Index Commodities is speculative and can be extremely volatile. Market prices of the Index Commodities may fluctuate rapidly based on numerous factors, including: changes in supply and demand relationships; weather; agriculture; trade; fiscal, monetary and exchange control programs; domestic and foreign political and economic events and policies; disease; technological developments and changes in interest rates. These factors may affect the level of the Index and the value of your notes in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

The notes are indexed to the Dow Jones - AIG Commodity Index(SM), not the Dow Jones - AIG Commodity Index Total Return(SM).

      The notes are linked to the Dow Jones - AIG Commodity Index(SM), which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities constituting the Index. In contrast, the Dow Jones - AIG Commodity Index Total Return(SM) is a total return index which, in addition to reflecting such returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the notes are linked to the Dow Jones - AIG Commodity Index(SM), the return on the notes will participate in any benefit provided by the total return feature of the Dow Jones - AIG Commodity Index Total Return(SM).


Risks associated with the Index may adversely affect the market price of the notes.

      Because the notes are linked to the Index which reflects the return on exchange-traded futures contracts on nineteen different physical commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the Index will be calculated in reliance upon historical price, liquidity and production data that are subject to potential errors in data sources or errors that may affect the weighting of components of the Index. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the Index for the following year. However, Dow Jones and AIGI may not discover every discrepancy. Furthermore, the annual weightings for the Index are determined each year in June and announced in July by AIGI under the supervision of the Dow Jones - AIG Commodity Index(SM) Oversight Committee, which has a significant degree of discretion in exercising its supervisory duties with respect to the Index and has no obligation to take the needs of any parties to transactions involving the Index into consideration when reweighting or making any other changes to the Index. Finally, subject to the minimum/maximum diversification limits described in "The Dow Jones - AIG Commodity Index(SM)--Diversification Rules," the Index Commodities underlying the exchange-traded futures contracts included in the Index from time to time are concentrated in a limited number of sectors, particularly energy and agriculture. An investment in the notes may therefore carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

Higher future prices of the commodity futures contracts constituting the Index relative to their current prices may decrease the amount payable at maturity.

      The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced by a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "backwardation," where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a "roll yield." While many of the contracts included in the Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times. Moreover, certain Index Commodities, such as gold, have historically traded in "contango" markets. Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months. The absence of backwardation in the commodity markets could result in negative "roll yields," which could adversely affect the value of the Index.

Changes that affect the calculation of the Index will affect the market value of the notes and the amount you will receive at maturity.

      The policies of Dow Jones and AIGI concerning the methodology and calculation of the Index, additions, deletions or substitutions of the Index Commodities or exchange-traded futures contracts on the Index Commodities could affect the Index and, therefore, could affect the amount payable on the notes at maturity and the market value of the notes prior to maturity. The amount payable on the notes and their market value could also be affected if Dow Jones and AIGI, in their sole discretion, change these policies, for example, by changing the methodology for compiling and calculating the Index, or if Dow Jones and AIGI discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the notes. If events such as these occur, or if either the Initial Index Level or the Ending Index Level is not available because of a market disruption event or for any other reason, the calculation agent - which will be JPMSI, an affiliate of ours
- will make a good faith estimate in its sole discretion of the Index level that would have prevailed in the absence of the market disruption event. If the calculation agent determines that the market disruption event is due to the fact that the publication of the Index is discontinued and that there is no successor index on the date when the Ending Index Level is required to be determined, the calculation agent will instead make a good faith estimate in its sole discretion of the Ending Index Level by reference to a group of commodities or indexes and a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index. For more information, see the section below called "The Dow Jones - AIG Commodity Index(SM) -- Discontinuation of the Dow Jones - AIG Commodity Index(SM); Alteration of Method of Calculation."

Market disruptions may adversely affect your return.

      The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly valuing the Index closing level or the Index Return on any Index valuation date and calculating the Additional Amount, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that one or more of the Index Valuation Dates and the maturity date will be postponed and your return will be adversely affected. See "General Terms of the Notes--Market Disruption events."

Trading and other transactions by AIGI and Dow Jones in the futures contracts constituting the Index and the underlying commodities may affect the value of the Index.

      AIGI and its affiliates actively trade futures contracts and options on futures contracts on the Index Commodities. AIGI and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives, and related instruments that are linked to the performance of the Index, the futures contracts underlying the Index or the Index Commodities. Certain of AIGI's affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and Dow Jones and AIGI and certain of their affiliates may license the Index for publication or for use by unaffiliated third parties.

      These activities could present conflicts of interest and could affect the value of the Index. For instance, a market maker in a financial instrument linked to the performance of the Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying Index components in order to hedge the market maker's position in the financial instrument may affect the market price of the futures contracts included in the Index, which in turn may affect the value of the Index. With respect to any of the activities described above, none of AIGI, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the notes into consideration at any time.

The notes will be contingent payment debt instruments for United States federal income tax purposes.

      The notes will generally be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. As a result, you will generally be required to recognize interest income in each year at a comparable yield, even though we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, amounts received at maturity in excess of your basis will be treated as additional interest income while any loss will be treated as an ordinary loss, which will be deductible against other income (e.g., employment and interest income). You are urged to review carefully the section called "Certain U.S. Federal Income Tax Consequences," and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

      If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

                                 USE OF PROCEEDS

      Unless otherwise specified in the relevant terms supplement the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes the agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes which commissions include the reimbursement of certain issuance costs and the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

      On or prior to the date of the relevant terms supplement we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index, the futures contracts underlying the Index, the commodities underlying the Index, or instruments whose value is derived from the Index, the futures contracts underlying the Index or the commodities underlying the Index. While we cannot predict an outcome, such hedging activity could potentially increase the level of the Index, and, therefore, effectively establish a higher level that the Index must achieve for you to receive at maturity of the notes more than the principal amount of your notes (other than any interest payment or payment of the Minimum Return, if applicable). From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Index, the futures contracts underlying the Index, the commodities underlying the Index, or instruments the values of which are derived from the Index, the futures contracts underlying the Index or the commodities underlying the Index. Although we have no reason to believe that any of these activities will have a material impact on the level of the Index or the value of the notes, we cannot assure you that these activities will not have such an effect.

      We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

                     THE DOW JONES - AIG COMMODITY INDEX(SM)

      We have derived all information contained in this product supplement regarding the Dow Jones - AIG Commodity Index(SM), including, without limitation, its make-up, method of calculation and changes in its components from (i) publicly available sources and (ii) a summary of the Dow Jones - AIG Commodity Index(SM) Handbook (a document that is considered proprietary to Dow Jones & Company, Inc. ("Dow Jones") and AIG International Inc. ("AIGI") and is available to those persons who enter into a license agreement available at http://www.aigfp.com/commodities). Such information reflects the policies of, and is subject to change by, Dow Jones and AIGI. We have not independently verified this information. You, as an investor in the notes, should make your own investigation into the Index, AIGI and Dow Jones. Dow Jones and AIGI are not involved in the offer of the notes in any way and have no obligation to consider your interests as a holder of the notes. Dow Jones and AIGI have no obligation to continue to publish the Index, and may discontinue publication of the Index at any time in their sole discretion.

Overview

      The Index was introduced in July of 1998 to provide a unique, diversified, economically rational and liquid benchmark for commodities as an asset class. The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. A futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, please see "The Commodity Futures Markets" on page PS-20. The commodities included in the Index for 2005 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. Futures contracts and options on futures contracts on the Index are currently listed for trading on the Chicago Board of Trade ("CBOT").

      The Index is a proprietary index that Dow Jones and AIGI developed and that Dow Jones, in conjunction with AIGI, calculates. The methodology for determining the composition and weighting of the Index and for calculating its value is subject to modification by Dow Jones and AIGI at any time. As of the date of this product supplement, Dow Jones disseminates the Index level approximately every fifteen (15) seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time) and publishes the final Index level for each DJ-AIG Business Day (as defined below) at approximately 4:00 p.m. (New York time) on each such day on Reuters page AIGCI1. Index levels can also be obtained from the official websites of both Dow Jones and AIGI and are also published in The Wall Street Journal.

      A "DJ-AIG Business Day" is a day on which the sum of the Commodity Index Percentages (as defined below in "Annual Reweightings and Rebalancings of the Dow Jones - AIG Commodity Index(SM)") for the Index Commodities that are open for trading is greater than 50%. For example, based on the weighting of the Index Commodities for 2005, if the CBOT and the New York Mercantile Exchange ("NYMEX") are closed for trading on the same day, a DJ-AIG Business Day will not exist.

      AIGI and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the Index, as well as commodities, including commodities included in the Index. For information about how this trading may affect the value of the Index, see "Risk Factors -- Trading and other transactions by AIGI and Dow Jones in the futures contracts constituting the Index and the underlying commodities may affect the value of the Index."

The Dow Jones - AIG Commodity Index(SM) Oversight Committee

      Dow Jones and AIGI have established the Dow Jones - AIG Commodity Index(SM) Oversight Committee to assist them in connection with the operation of the Index. The Dow Jones - AIG Commodity Index(SM) Oversight Committee includes members of the financial, academic and legal communities selected by AIGI and meets annually to consider any changes to be made to the Index for the coming year. The Dow Jones - AIG Commodity Index(SM) Oversight Committee may also meet at such other times as may be necessary.

      As described in more detail below, the Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June or July by AIGI under the supervision of the Dow Jones - AIG Commodity Index(SM) Oversight Committee. Following the Dow Jones - AIG Commodity Index(SM) Oversight Committee's annual meeting in June or July, the annual weightings for the next calendar year are publicly announced in July.

      For example, the composition of the Index for 2006 was approved by the Dow Jones - AIG Index Oversight Committee at a meeting held on July 29, 2005. The January 2006 reweighting and rebalancing will be based on the following percentages:

The Dow Jones - AIG Commodity Index(SM) 2006 Commodity Index Percentages

                      COMMODITY                           WEIGHTING
          ----------------------------                   ----------
          Crude oil                                      12.810567%
          Natural Gas                                    12.282992%
          Soybeans                                        7.595688%
          Aluminum                                        7.055306%
          Live Cattle                                     6.152719%
          Gold                                            5.978087%
          Corn                                            5.937836%
          Copper                                          5.887357%
          Wheat                                           4.869456%
          Lean Hogs                                       4.388980%
          Unleaded Gas                                    4.051497%
          Heating Oil                                     3.854944%
          Cotton                                          3.231786%
          Coffee                                          3.024406%
          Sugar                                           2.933043%
          Zinc                                            2.673422%
          Soybean Oil                                     2.665386%
          Nickel                                          2.606530%
          Silver                                          2.000000%


      Information concerning the Index, including weightings, may be obtained at the Dow Jones web site (www.djindexes.com). Information contained in the Dow Jones web site is not incorporated by reference in, and should not be considered part of, this product supplement or any terms supplement.

Four Main Principles Guiding the Creation of the Dow Jones - AIG Commodity Index(SM)

      The Index was created using the following four main principles:

      o ECONOMIC SIGNIFICANCE. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities. The Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the markets themselves. The Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

      o DIVERSIFICATION. A second major goal of the Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

      o CONTINUITY. The third goal of the Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Index from year to year. The Index is intended to provide a stable benchmark so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Index.

      o LIQUIDITY. Another goal of the Index is to provide a highly liquid index. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Index can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

      These four principles represent goals of the Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or AIGI.

Composition of the Index - Commodities Available for Inclusion in the Index

      A number of commodities have been selected which are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Index and which are the subject of a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange ("LME"), each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange.

      As of the date of this product supplement, the 23 commodities available for inclusion in the Index were aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

      The 19 Index Commodities for 2005 and 2006 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

      A futures contract known as a Designated Contract is selected for each commodity. With the exception of several LME contracts, where the Dow Jones - AIG Commodity Index(SM) Oversight Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Dow Jones - AIG Commodity Index(SM) Oversight Committee selects the futures contract that is traded in the United States and denominated in dollars. If more than one such contract exists, the Dow Jones - AIG Commodity Index(SM) Oversight Committee selects the most actively traded contract. Data concerning each Designated Contract is used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract, if available, would be selected to replace that Designated Contract.

      The Designated Contracts for 2005 Index Commodities are as follows:

Index Breakdown by Commodity

                                                                                                            Current
Commodity                Designated Contract             Exchange           Units           Price quote    Weighting*
---------                -------------------             --------           -----           -----------    ----------
Aluminum            High Grade Primary Aluminum            LME           25 metric tons     $/metric ton      5.71%
Coffee              Coffee "C"                             CSCE**        37,500 lbs         cents/pound       2.50%
Copper***           High Grade Copper                      COMEX****     25,000 lbs         cents/pound       5.50%
Corn                Corn                                   CBOT          5,000 bushels      cents/bushel      4.88%
Cotton              Cotton                                 NYCE+         50,000 lbs         cents/pound       2.78%
Crude Oil           Light, Sweet Crude Oil                 NYMEX         1,000 barrels      $/barrel         15.40%
Gold                Gold                                   COMEX         100 troy oz.       $/troy oz.        4.92%
Heating Oil         Heating Oil                            NYMEX         42,000 gallons     cents/gallon      5.01%
Live Cattle         Live Cattle                            CME^          40,000 lbs         cents/pound       4.54%
Lean Hogs           Lean Hogs                              CME           40,000 lbs         cents/pound       2.92%
Natural Gas         Henry Hub Natural Gas                  NYMEX         10,000 mmbtu       $/mmbtu          18.56%
Nickel              Primary Nickel                         LME           6 metric tons      $/metric ton      2.11%
Silver              Silver                                 COMEX         5,000 troy oz.     cents/troy oz.    1.68%
Soybeans            Soybeans                               CBOT          5,000 bushels      cents/bushel      6.77%
Soybean Oil         Soybean Oil                            CBOT          60,000 lbs         cents/pound       2.39%
Sugar               World Sugar No. 11                     CSCE          112,000 lbs        cents/pound       2.60%
Unleaded Gas        New York Harbor Unleaded Gasoline      NYMEX         42,000 gal         cents/gallon      5.34%
Wheat               Wheat                                  CBOT          5,000 bushels      cents/bushel      3.98%
Zinc                Special High Grade Zinc                LME           25 metric tons     $/metric ton      2.40%

----------

* The column in the above table titled "current weighting" reflects the approximate weightings as of August 31, 2005 of the Index Commodities for 2005.

**    The Coffee, Sugar and Cocoa Exchange ("CSCE") located in New York City.

*** The Index uses the High Grade Copper Contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.

****  The New York Commodities Exchange ("COMEX") located in New York City.

+     The New York Cotton Exchange ("NYCE") located in New York City.

^     The Chicago Mercantile Exchange ("CME") located in Chicago, Illinois.

      In addition to the commodities set forth in the above table, cocoa, lead, platinum and tin also are considered annually for inclusion in the Index.

Commodity Groups

      For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Index are assigned to Commodity Groups. The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group:      Commodities:           Commodity Group:     Commodities:
----------------      ------------           ----------------     ------------
Energy                Crude Oil              Livestock            Lean Hogs
                      Heating Oil                                 Live Cattle
                      Natural Gas
                      Unleaded Gasoline
Precious Metals       Gold                   Grains               Corn
                      Silver                                      Soybeans
                                                                  Wheat
Industrial Metals     Aluminum               Softs                Coffee
                      Copper                                      Cotton
                      Nickel                                      Sugar
                      Zinc
                                             Vegetable Oil        Soybean Oil



Index Breakdown by Commodity Group at August 31, 2005

      Vegetable Oil                               2.39%
      Energy                                     44.31%
      Precious Metals                             6.60%
      Industrial Metals                          15.72%
      Livestock                                   7.46%
      Grains                                     15.63%
      Softs                                       7.88%


Annual Reweightings and Rebalancings of The Dow Jones - AIG Commodity Index(SM)

      The Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June by AIGI under the supervision of the Dow Jones - AIG Commodity Index(SM) Oversight Committee, announced in July and implemented the following January.

Determination of Relative Weightings

      The relative weightings of the Index Commodities are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the Commodity Liquidity Percentage ("CLP") and production by the Commodity Production Percentage ("CPP"). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historical dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historical dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage

("CIP") for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index (the "Index Commodities") and their respective percentage weights.

Diversification Rules

     The Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of each year:

      o No related group of commodities designated as a "Commodity Group" (e.g., energy, precious metals, livestock or grains) may constitute more than 33% of the Index.

      o     No single commodity may constitute more than 15% of the Index.

      o No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index.

      o No single commodity included in the Index may constitute less than 2% of the Index.

      Following the annual reweighting and rebalancing of the Index in January, the percentage of any Index Commodity or Commodity Group at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages established in January.

Commodity Index Multipliers

      Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity. Near the beginning of each new calendar year (the "CIM Determination Date"), the CIPs, along with the settlement prices on that date for Designated Contracts included in the Index, are used to determine a Commodity Index Multiplier ("CIM") for each Index Commodity. This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

      The Index is calculated by Dow Jones, in conjunction with AIGI, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior Index level to calculate the new Index level. Dow Jones disseminates the Index level approximately every fifteen (15) seconds (assuming the Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes the final Index level for each DJ-AIG Business Day at approximately 4:00 p.m. (New York time) on each such day on Reuters page AIGCI1. Index levels can also be obtained from the official websites of both Dow Jones and AIGI and are also published in The Wall Street Journal.

The Index is a Rolling Index

      The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-AIG Business Days each month according to a pre-determined schedule. This process is known as "rolling" a futures position. The Index is a "rolling index."

Index Calculation Disruption Events

      From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index will be adjusted in the event that AIGI determines that any of the following index calculation disruption events exists:

      (a) the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day;

      (b) the settlement price of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day's settlement price;

      (c) the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or

      (d) with respect to any futures contract used in the calculation of the Index that trades on the LME, a business day on which the LME is not open for trading.

License Agreement

      "Dow Jones(SM)," "AIG(R)," "Dow Jones - AIG Commodity Index(SM)" and "DJ-AIGCI(SM)" are registered trademarks or service marks of Dow Jones & Company, Inc. and American International Group, Inc. ("American International Group"), as the case may be, and have been licensed for use for certain purposes by JPMorgan Chase & Co.. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such products.

      Dow Jones, AIGI and JPMorgan Chase & Co. have entered into a non-exclusive license agreement providing for the license to JPMorgan Chase & Co., and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is published by Dow Jones and AIGI, in connection with certain products, including the notes.

      The notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. None of Dow Jones, American International Group, AIGI or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates to JPMorgan Chase & Co. in connection with the notes is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by Dow Jones in conjunction with AIGI without regard to JPMorgan Chase & Co. or the notes. Dow Jones and AIGI have no obligation to take the needs of JPMorgan Chase & Co. or the owners of the notes into consideration in determining, composing or calculating the Index. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to notes customers, in connection with the administration, marketing or trading of the notes. Notwithstanding the foregoing, AIGI, American International Group and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the notes currently being issued by JPMorgan Chase & Co., but which may be similar to and competitive with the notes. In addition, American International Group, AIGI and their respective subsidiaries or affiliates actively trade commodities, commodity indices and commodity futures (including the Index and the Dow Jones - AIG Commodity Index Total Return(SM)), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indices and commodity futures. It is possible that this trading activity will affect the value of the Index and the notes.

      This product supplement and the applicable terms supplement relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Index components. Purchasers of the notes should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates. The information in this product supplement regarding the Index components has been derived solely from publicly available documents. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the notes. None of Dow Jones, American International Group, AIGI or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including, without limitation, a description of factors that affect the prices of such Index components, are accurate or complete.

      NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES - AIG COMMODITY INDEX(SM) OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY JPMORGAN CHASE & CO., OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES - AIG COMMODITY INDEX(SM) OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES - AIG COMMODITY INDEX(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIGI OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIGI AND JPMORGAN CHASE & CO., OTHER THAN AMERICAN INTERNATIONAL GROUP AND ITS AFFILIATES.

The Commodity Futures Markets

      Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. As of the date of this product supplement, all of the contracts included in the Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as "short") and acquired by the purchaser (whose position is described as "long") or in which the cash settlement amount is to be made.

      There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as "initial margin." This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

      By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called "variation margin" and make the existing positions in the futures contract more or less valuable, a process known as "marking to market."

      Futures contracts are traded on organized exchanges, known as "contract markets" in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader's profit or loss.

      U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the Index has been composed exclusively of futures contracts traded on regulated exchanges.

Discontinuation of the Dow Jones - AIG Commodity Index(SM); Alteration of Method of Calculation

      If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a "successor index"), then any Index closing level will be determined by reference to the level of such successor index at the close of trading on the relevant exchange or market of the successor index last to close on the relevant Index Valuation Date or other relevant date as set forth in the applicable terms supplement.

      Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

      If Dow Jones discontinues publication of the Index prior to, and such discontinuance is continuing on, an Index Valuation Date or other relevant date as set forth in the applicable terms supplement, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, then the calculation agent will determine the Index closing level for such date. The Index closing level will be computed by the calculation agent in accordance with the formula for and method of calculating the Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such date of each futures contract most recently constituting the Index. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index on the relevant exchange may adversely affect the value of the notes.

      If at any time the method of calculating the Index or a successor index, or the level thereof, is changed in a material respect, or if the Index or a successor index is in any other way modified so that the Index or such successor index does not, in the opinion of the calculation agent, fairly represent the level of the Index or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at the close of business in New York City on each date on which the Index closing level is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of a commodity index comparable to the Index or such successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will calculate the Index closing level with reference to the Index or such successor index, as adjusted. Accordingly, if the method of calculating the Index or a successor index is modified so that the level of the Index or such successor index is a fraction of what it would have been if there had been no such modification, then the calculation agent will adjust its calculation of the Index or such successor index in order to arrive at a level of the Index or such successor index as if there had been no such modification.

                           GENERAL TERMS OF THE NOTES

Calculation Agent

      J.P. Morgan Securities Inc. will act as the calculation agent. The calculation agent will determine, among other things, the Ending Index Level, the Index Return, the Additional Amount, if any, we will pay you at maturity and the Index closing level on any Index Valuation Date, including the Index Return, the Index Ending Level, as well as, if applicable, whether a Knock Out Event has occurred (for notes with a "Knock-Out feature"), whether the Ending Index Level is equal to or greater than the Initial Index Level and the amount of interest payable on any interest payment date. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued, whether there has been a material change in the method of calculation of the Index and, if the notes bear interest, whether a day is an interest payment date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement without your consent and without notifying you.

      The calculation agent will provide written notice to the trustee at its New York office, on which notice the Trustee may conclusively rely, of the amount to be paid at maturity and each interest payment date, if applicable, on or prior to 11:00 a.m. on the business day preceding the maturity date and each interest payment date, if applicable.

      All calculations with respect to the Ending Index Level, the Index Return or the Index closing level will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, per $1,000 principal amount note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

      Certain events may prevent the calculation agent from calculating the Index closing level on any Index Valuation Date and consequently the Index Return and the Additional Amount, if any, that we will pay to you at maturity of the notes. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

      With respect to the Index, a "market disruption event," unless otherwise specified in the relevant terms supplement, means:

      o the termination or suspension of, or material limitation or disruption in the trading of any exchange-traded futures contract included in the Index;

      o the settlement price of any such contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day's settlement price;

      o the Index is not published, as determined by the calculation agent in its sole discretion;

      o the settlement price is not published for any individual Reference Contract;

in each case as determined by the calculation agent in its sole discretion; and

      o a determination by the calculation agent in its sole discretion that the event described above materially interfered with its ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

      The following events will not be market disruption events, unless otherwise specified in the relevant terms supplement:

      o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant exchange or market; or

      o a decision to permanently discontinue trading in the option or futures contracts relating to the Index or any Index Commodity.

      "Relevant exchange" means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Index or any successor index.

Events of Default

      Under the heading "Description of Debt Securities -- Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

      Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be equal to $1,000 plus any accrued and unpaid interest on the notes and the Additional Amount calculated as if the date of acceleration were the final Index Valuation Date. If the notes have more than one Index Valuation Date then the business days immediately preceding the date of acceleration (in such number equal to the number of Index Valuation Dates in excess of one) shall be the corresponding Index Valuation Dates. In such case, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous interest payment date for which interest was paid.

      If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

      Under the heading "Description of Debt Securities -- Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

      The provisions described in the accompanying prospectus under the heading "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

      The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance -- The Depository Trust Company

      The Depository Trust Company, or DTC, will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes -- Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

      Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of JPMorgan Chase Bank, National Association ("JPMorgan Chase Bank") in The City of New York.

      JPMorgan Chase Bank or one of its affiliates will act as registrar and transfer agent for the notes. JPMorgan Chase Bank will also act as paying agent and may designate additional paying agents.

      Registration of transfers of the notes will be effected without charge by or on behalf of JPMorgan Chase Bank, but upon payment (with the giving of such indemnity as JPMorgan Chase Bank may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

      The notes will be governed by and interpreted in accordance with the laws of the State of New York.

                  CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

      The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at the issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

      This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

      o     a financial institution;

      o     an insurance company;

      o a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Section 408 or 408A, respectively;

      o     a dealer in securities or foreign currencies;

      o a person holding the notes as part of a hedging transaction, "straddle," synthetic security, conversion transaction, or other integrated transaction, or who has entered into a "constructive sale" with respect to the notes;

      o a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

      o a trader in securities who elects to apply a mark-to-market method of tax accounting; or

      o a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

      As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You are urged to consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

      The following discussion does not apply to notes with a Fixed Payment. Prospective holders of such notes will be provided with a supplemental disclosure statement in the applicable term sheet, describing the tax rules that apply to such notes.

Tax Treatment of the Notes

      Unless otherwise provided in the applicable terms supplement, Davis Polk & Wardwell, our special tax counsel, is of the opinion that, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. The opinion of Davis Polk & Wardwell is conditioned on their receipt of certain factual representations from us at the time of the relevant offering.

Tax Consequences to U.S. Holders

      The following discussion applies to you only if you are a "U.S. Holder" of notes. You are a U.S. Holder if you are a beneficial owner of a note for U.S. federal income tax purposes, that is:

      o     a citizen or resident of the United States,

      o a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, or

      o an estate or trust the income of which is subject to the United States federal income taxation regardless of its source.

      The notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

      We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

      We will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for such notes, which we will file with the SEC.

      Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

      For United States federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a note, unless you timely disclose and justify the use of other estimates to the Internal Revenue Service (the "IRS"). Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payments on the note (as described below).

      In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, i.e., the excess of actual payments over projected payments, in respect of a note for a taxable year. A net negative adjustment, i.e., the excess of projected payments over actual payments, in respect of a note for a taxable year:

      o will first reduce the amount of interest in respect of the note that you would otherwise be required to include in income in the taxable year; and

      o to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the note exceeds the total amount of your net negative adjustments treated as ordinary loss on the note in prior taxable years.

      A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange or retirement of the note.

      Upon a sale, exchange or retirement of a note (including at its maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the note (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the note. You generally will treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. Such losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You are urged to consult your tax adviser regarding these limitations and reporting obligations.

      Special rules will apply if all remaining payments on the note become fixed more than six months prior to maturity. For purposes of the preceding sentence, a payment (including the Additional Amount) will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, in this case you would be required to make adjustments to account for the difference between the amount so treated as fixed and the projected payment in a reasonable manner over the remaining term of the note. Your tax basis in the note and the character of any gain or loss on the sale of the note would also be affected. You are urged to consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

      The following discussion applies to you only if you are a "Non-U.S. Holder" of notes. You are a "Non-U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes, that is:

      o     a nonresident alien individual;

      o     a foreign corporation;

      o     a nonresident alien fiduciary of a foreign estate or trust; or

      o an individual present in the United States for 183 days or more in the taxable year of a disposition of a note and who is not otherwise a resident of the United States for U.S. federal income tax purposes.

      Payments to you on the notes, and any gain realized on a sale or exchange of the notes, will be exempt from U.S. federal income tax (including withholding tax) provided generally that you have fulfilled the certification requirement described below and such amounts are not effectively connected with your conduct of a U.S. trade or business.

      The certification requirement referred to in the preceding paragraph will be fulfilled if you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and provide your name and address or otherwise satisfy applicable documentation requirements.

      If you are engaged in a trade or business in the United States and if the income on the note or the gain on the note, if any, is effectively connected with your conduct of such trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on such income or such gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding tax. If this paragraph applies to you, you are urged to consult your own tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax.

      If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, provided that interest on the notes is not then effectively connected with your conduct of a United States trade or business.

Backup Withholding and Information Reporting

      The proceeds received from a sale, exchange or other disposition (including the payment at maturity) of notes will be subject to information reporting if you are not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at a rate of 28% if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding; however, we expect that the amount of OID paid to you at maturity (and possibly on a sale or exchange of a note) will be reported to you (and to the IRS).

      Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your United States federal income tax liability, provided the required information is furnished to the IRS.

                                  UNDERWRITING

      Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent, (the "Agent" or "JPMSI"), acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. JPMSI proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agent may vary the offering price and other selling terms from time to time.

      We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of the NASD regarding an NASD member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

      JPMSI may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agent may change the public offering price, concession and discount after the offering has been completed.

      In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

      No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 1-I or the accompanying prospectus supplement, prospectus or terms supplement other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 1-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

      The Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 1-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for the Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

      The notes are not and will not be authorized by the Comision Nacional de Valores for public offer in Argentina and may thus not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended.

      The notes have not been and will not be registered with the "Comissao de Valores Mobiliarios" - the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federative Republic of Brazil in an offering that can be construed as a public offering under CVM Instruction no 400, dated December 29, 2003, as amended from time to time.

      The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the notes, or distribution of this product supplement no. 1-I or the accompanying prospectus supplement, prospectus or terms supplement may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

      The notes have not been, and will not be, registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and may not be offered or sold publicly in the United Mexican States. This product supplement no. 1-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States.

      Unless otherwise specified in the applicable terms supplement the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

                      BENEFIT PLAN INVESTOR CONSIDERATIONS

      A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employment Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

      Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available under an applicable administrative exemption (as described below) or there was some other basis on which the transaction was not prohibited.

      Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under Prohibited Transaction Class Exemption ("PTCE") 96-23, 95-60, 91-38, 90-1 or 84-14 issued by the U.S. Department of Labor or there was some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or there is some other basis on which such purchase and holding is not prohibited.

      Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to constitute a representation) that such purchase and holding is not prohibited under applicable Similar Laws or rules.

      Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or some other basis on which the acquisition and holding is not prohibited.

      Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.